Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northcore Announces Contract Signing with Xstrata Copper Canada

     TORONTO, July 28 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, announced today that it has signed an agreement with Xstrata Copper Canada.
     Under the terms of the agreement, Northcore is commissioned to provide
Xstrata with a mining marketplace to facilitate the disposition of select pre-owned Xstrata assets. The marketplace will be platformed on Northcore's industry leading Asset Seller sales engine, which has also been selected for use by other leading global corporations such as GE Capital and The Toro
Company.
     "We are pleased to be working with our friends at Xstrata on such an exciting opportunity and look forward to a strong partnership and a highly successful engagement," said Duncan Copeland, CEO of Northcore Technologies.

     <<
     About Northcore Technologies Inc.
     ---------------------------------
     >>
     Northcore Technologies provides a Working Capital Engine(TM) that helps organizations source, manage, appraise and sell their capital equipment.
Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
     Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

     Additional information about Northcore can be obtained at
www.northcore.com.

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto
Stock Exchange, on SEDAR (the System for Electronic Document Analysis and
Retrieval at www.sedar.com) and the US Securities and Exchange Commission.
This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

     %SEDAR: 00019461E %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 08:40e 28-JUL-10